EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE August 5, 2010
ITEM 3.	NEWS RELEASE Issued August 5, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The first 11 holes drilled this season on the FAT deposit at Courageous Lake have exceeded expectations. Drilling continues with another 30 holes planned for this summer.

The results to date indicate success upgrading inferred resources to higher categories. Mineralization is where it is expected to be, the grades are somewhat better than predicted and new mineralized zones are being found. Overall, the data suggests that resource ounces and perhaps grade could increase as a result of this program, in addition to upgrading resource categories.”

Results of the first 11 core drill holes from the current program are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade (g/t)
CL-081	285	153.9	156.9	5	3.0	2.26
		178.1	189.1	5	11.0	1.55
		213.9	248.5	4	34.6	4.03
		255.5	283.2	4	27.7	1.36
CL-082	237	15.5	23.0	2	7.5	3.05
		175.1	178.0	3	2.9	6.47
		182.5	188.5	3	6.0	1.95
		219.8	228.4	3	8.6	2.64
CL-083	306	42.0	67.5	5&4	25.5	1.60
		91.7	110.3	4	18.6	3.45
		115.5	141.0	4	25.5	3.53
		185.4	211.2	4&3	25.8	2.57
		237.0	270.0	3	33.0	3.18
CL-084	324	77.5	80.5	6	3.0	1.19
		115.5	120.0	5	4.5	1.06
		123.8	156.0	5	32.2	3.46
		163.5	169.5	5	6.0	1.14
		184.1	186.7	5	2.6	1.25
		253.3	260.8	4	7.5	1.34
		268.5	313.1	4	44.6	1.38
CL-085	315	23.5	33.5	2	10.0	4.15
		51.0	55.5	2	4.5	2.27
		226.5	231.0	3	4.5	0.93
		238.5	252.9	3	14.4	2.19
		259.8	265.7	3	5.9	6.70
		303.5	309.5	3	6.0	2.37
CL-086	677	206.9	211.6	3	4.7	6.79
		388.0	433.5	4	45.5	3.54
		525.4	530.9	4	5.5	1.68
		569.0	577.1	4	8.1	1.31
		621.0	623.8	5	2.8	2.35
		652.5	656.1	5	3.6	5.50
CL-087	303	25.6	27.1	6	1.5	6.83
		216.0	225.0	4	9.0	1.62
		234.0	238.5	4	4.5	2.09
CL-088	567	111.9	140.3	2	28.4	1.96
		193.0	205.0	3	12	4.42
		269.9	282.8	3	12.9	1.29
		327.8	256.0	4	28.2	3.14
		363.5	369.5	4	6.0	2.32
		383.0	385.9	4	2.9	7.68
		438.5	528.9	5	90.4	1.73
		264.6	272.3	5	7.7	1.01
CL-089	300	141.2	168.2	4	27.0	1.65
		153.2	165.2	4	12.0	2.82
		180.2	184,7	4	4.5	3.10
CL-090	400	264.6	272.3	5	7.7	1.01
		279.0	291.0	5	9.0	2.47
		315.1	325.1	4	10.0	2.99
		347.7	359.1	4	11.4	2.44
		381.8	398.4	4	16.6	4.94
CL-091	475	161.2	166.5	3	5.3	4.37
		294.9	310.7	4	15.8	1.78
		346.0	357.3	4	11.3	3.22
		365.0	381.0	4	16.0	0.89
		405.7	429.6	4	23.9	2.34

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable
ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.
ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	August 9, 2010

APPENDIX A
Seabridge Gold Inc.

News Release

Trading Symbols: TSX: SEA                                                                                For Immediate Release
        NYSE Amex: SA                                                                                               August 5, 2010

Drilling at Courageous Lake Yields Positive Results for Seabridge Gold

Toronto, Canada – The first 11 holes drilled this season by Seabridge Gold on the FAT deposit at its 100% owned Courageous Lake gold project have exceeded expectations, increasing confidence in the current resource and potentially expanding it. The Courageous Lake project is located in Canada’s Northwest Territories. Drilling continues with another 30 holes planned for this summer.

Seabridge President Rudi Fronk noted that the primary objective of this year’s Courageous Lake program is to enhance the value of the project by upgrading its existing resources so that they can qualify as reserves in a planned Preliminary Feasibility Study. “The results to date indicate that we are having success upgrading inferred resources to higher categories. Mineralization is where we expect it to be, demonstrating that our resource model is predictive. Furthermore, grades are somewhat better than predicted by the model and we are also finding new mineralized zones. Overall, the data suggests that resource ounces and perhaps grade could increase as a result of this program, in addition to upgrading resource categories.”

The FAT deposit is located geologically in the Slave Province. The deposit’s name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean rocks, was formed in a rhyolite/dacite dome complex that measures about 2km along strike and about 800m of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusives.

In constructing a geological model for resource estimation, unique stratigraphic intervals were defined and labeled as domains 1 though 9 and domain 14. Each domain contains specific and unique tuff and sedimentary units arranged in particular stratigraphic sequences. The defined geological domains are relics of the depositional environment in which they were formed. Consequently, within these domains the style of hydrothermal alteration, vein occurrences and sulfide mineralogy are consistent across the length and breadth of each specific domain. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling. Although ten separate geological domains have been recognized in the FAT deposit, domains 3, 4 and 5 contain about 80% of the gold in the deposit.

Results of the first 11 core drill holes from the current program are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade (g/t)
CL-081	285	153.9	156.9	5	3.0	2.26
		178.1	189.1	5	11.0	1.55
		213.9	248.5	4	34.6	4.03
		255.5	283.2	4	27.7	1.36
CL-082	237	15.5	23.0	2	7.5	3.05
		175.1	178.0	3	2.9	6.47
		182.5	188.5	3	6.0	1.95
		219.8	228.4	3	8.6	2.64
CL-083	306	42.0	67.5	5&4	25.5	1.60
		91.7	110.3	4	18.6	3.45
		115.5	141.0	4	25.5	3.53
		185.4	211.2	4&3	25.8	2.57
		237.0	270.0	3	33.0	3.18
CL-084	324	77.5	80.5	6	3.0	1.19
		115.5	120.0	5	4.5	1.06
		123.8	156.0	5	32.2	3.46
		163.5	169.5	5	6.0	1.14
		184.1	186.7	5	2.6	1.25
		253.3	260.8	4	7.5	1.34
		268.5	313.1	4	44.6	1.38
CL-085	315	23.5	33.5	2	10.0	4.15
		51.0	55.5	2	4.5	2.27
		226.5	231.0	3	4.5	0.93
		238.5	252.9	3	14.4	2.19
		259.8	265.7	3	5.9	6.70
		303.5	309.5	3	6.0	2.37
CL-086	677	206.9	211.6	3	4.7	6.79
		388.0	433.5	4	45.5	3.54
		525.4	530.9	4	5.5	1.68
		569.0	577.1	4	8.1	1.31
		621.0	623.8	5	2.8	2.35
		652.5	656.1	5	3.6	5.50
CL-087	303	25.6	27.1	6	1.5	6.83
		216.0	225.0	4	9.0	1.62
		234.0	238.5	4	4.5	2.09
CL-088	567	111.9	140.3	2	28.4	1.96
		193.0	205.0	3	12	4.42
		269.9	282.8	3	12.9	1.29
		327.8	256.0	4	28.2	3.14
		363.5	369.5	4	6.0	2.32
		383.0	385.9	4	2.9	7.68
		438.5	528.9	5	90.4	1.73
		264.6	272.3	5	7.7	1.01
CL-089	300	141.2	168.2	4	27.0	1.65
		153.2	165.2	4	12.0	2.82
		180.2	184,7	4	4.5	3.10
CL-090	400	264.6	272.3	5	7.7	1.01
		279.0	291.0	5	9.0	2.47
		315.1	325.1	4	10.0	2.99
		347.7	359.1	4	11.4	2.44
		381.8	398.4	4	16.6	4.94
CL-091	475	161.2	166.5	3	5.3	4.37
		294.9	310.7	4	15.8	1.78
		346.0	357.3	4	11.3	3.22
		365.0	381.0	4	16.0	0.89
		405.7	429.6	4	23.9	2.34

Geologic descriptions of the 11 holes are as follows:

CL-081:  Drilled at an azimuth of 98o and an inclination of minus 52o and designed to test the down-dip projection in domain 5 and fill a gap in domain 4. The only lithology encountered in the hole was felsic tuff. Alteration of the tuff varied significantly with the most common being sericite and carbonates. The geology encountered in domain 4 consisted of coarse tuff and intense sericite-silica alteration characteristic of this zone with better grades than expected in the resource model (4.0 g/t versus 2.5 g/t). Textures, alteration and sulfide minerals in domain 5 were indicative of gold mineralization but grades were lower than expected in the model.

CL-082:  Drilled at an azimuth of 277o and an inclination of minus 60o and designed to in-fill gaps in domains 3 and 4. Due to ground conditions, the hole deviated immediately and did not fully test these targets. The entire hole was in felsic tuff with variable intensity of sericite and carbonate alteration. An unexpected mineralized zone was encountered in domain 2 beyond the limits of our resource model for this domain. The upper part of domain 3 was intersected in the drill hole yielding mineralization and geology consistent with the model.

CL-083:  Drilled at an azimuth of 98o and an inclination of minus 47o and designed to upgrade near surface inferred resources in domains 5 and 4 and to test domain 3 to a depth of 200 meters. The grade encountered was significantly higher than predicted, with slightly narrower zones. Alteration and rock types were consistent with the model, including moderate to intense sericite alteration and intervals of intense silicic alteration, especially in domain 4. The bottom 33.0 meter interval grading 3.18 grams per tonne likely represents the eastern margin of domain 3, with grades better than expected.

CL-084: Drilled at an azimuth of 98o and an inclination of minus 55o and designed to upgrade shallow inferred blocks in domains 4 and 5 at relative elevations between 200 and 350 meters. Felsic tuff was the only lithology encountered in this drill hole with moderate to intense sericite and silica alteration. The upper 110 meters of the hole corresponded to rock types associated with domain 5 but with much less lithological variation, which may indicate the up-dip limits of this zone. In the deeper part of the drill hole, the felsic tuff is characteristic of domain 4 with well developed imbricated lapilli and distinctive primary quartz phenocrysts. Grade is distributed at the bottom and the top of zone 4 and in minor intervals through the center of the zone.

CL-085:  Drilled to replace hole CL-082 at an azimuth of 274o with inclination of minus 65o. This hole also deviated from plan and did not fully test the target in domains 3 and 4. Geology of this hole was as predicted, felsic tuff with low to moderate intensity sericite alteration and few quartz veins with associated silicic alteration. The same unexpected mineralized zone found in hole CL-082 was encountered and is interpreted to be domain 2. Grade was also intercepted on the upper margin of domain 3 (14.4 meters at 2.19 gpt) which was not predicted in the resource model.

CL-086:  Drilled at an azimuth of 277o and an inclination of minus 65o and designed to fill inferred gaps in domains 3 and 4 and test the down dip potential of domain 5. In domain 3, the tuffs were less intensely altered and sulfide content was low, indicating that this zone is weakening to the north. The eastern portion of domain 4 showed the strongest alteration and sulfides with the remainder of the domain being more erratic. Domain 5 was characterized by patchy alteration and sulfides in felsic tuffs, which may indicate the down-dip limits of this zone.

CL-087:  Drilled at an azimuth of 95o and an inclination of minus 50o and designed to fill a potential gap of blocks in domain 5 (represented in the current model as waste) and an inferred gap in domain 4. The bottom of zone 5 was intercepted at the predicted depth and was characterized by fine-grained felsic tuff with a restricted size range of lapilli fragments. Moderate intensity sericite and silica alteration was accompanied by vein-controlled carbonate alteration. Results from this hole indicate that zone 5 is pinching up-dip. Below 200m the drill hole passed into domain 4 with the typical lapilli tuff units containing primary quartz eyes. Sericite and silica alteration is not intense, with the key mineralization in this part of domain 4 found near the base of the zone.

CL-088: Drilled at an azimuth of 277o and an inclination of minus 54o and designed to convert inferred blocks in domains 2, 3, 4 and 5. Typical FAT lithologies were intersected in this hole, primarily variably altered felsic tuff with minor intercalations of sedimentary rocks. Domain 2 was better than expected. Domain 3 showed continuing strong mineralization along its margins but the core was weaker than expected. Domain 4 alteration and mineralization were weaker than expected but still maintained a high-grade core. Domain 5 was consistent with expectations.

CL-089:  Drilled at an azimuth of 98o and an inclination of minus 50o and designed to fill a gap of shallow inferred blocks in domains 5 and 4. Lithologies of domain 5 are as expected, with decreased sericite and silica alteration and increased chlorite-carbonate alteration. These results indicate that domain 5 has pinched out up-dip. Domain 4 was encountered where expected showing intense sericite and silica alteration. The alteration intensity decreases toward the top of domain 4.

CL-090:  Drilled at an azimuth of 98o and an inclination of minus 54o and designed to upgrade blocks in domain 5 and 4. The lithologies of domain 5 were encountered from 263 to 300 meters, exactly as predicted. Grades were as expected. Domain 4 started a few meters earlier than expected at 314 meters and continued to the end of the hole. The unexpected start of domain 4 may link up with portions of domain 4 above and below that were too far apart to be interpolated previously. The other mineralized intercepts in domain 4 correspond well with the model.

CL-091:  Drilled at an azimuth of 277o and an inclination of minus 57o and designed to upgrade inferred resources in domains 3, 4 and 5 at relative depths of 170 meters, 300 meters and 370 meters respectively. Domain 3 was intersected slightly deeper than expected at 161 meters, due to some intercalated sediments. Mineralization was expected to be spotty as this domain is weakening to the north. Domain 4 was intercepted where expected, with lithology and alteration indicative of domain 4. Overall results for this zone exceeded expectations, with wider intercepts and better grades. Domain 5 was much weaker than expected both in alteration and grades but a full cut of the zone was not achieved due to some deviation in the hole.

The above reported drill holes were designed to intersect the true width of the FAT deposit.

The Courageous Lake project consists of 27,263 hectares (67,366 acres) covering 53 kilometers (33 miles) of a greenstone belt in Canada’s Northwest Territories, including the two kilometer long FAT deposit which has estimated gold resources as set out below (see news release of February 28, 2007 for details):

Courageous Lake Estimated Gold Resources at 0.83 Gram Per Tonne Cutoff

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

In March 2008, Seabridge released the results of a Preliminary Assessment (see news release dated March 10, 2008) in which the independent consultants concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project was estimated at US$1.13 billion and at US$1,000 gold pre-tax cumulative net cash flow was estimated at US$2.27 billion.

Seabridge notes that the Courageous Lake Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

National Instrument 43-101 Disclosure

The 2010 Courageous Lake exploration program is being conducted under the direction of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person under National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 Courageous Lake drill program including blank and certified reference standards inserted by the Company in every batch of assays. Repeats and re-splits of the sample reject are analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document but many of them relate to estimates and projections prepared in 2007 and 2008. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and

(viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2009 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net